Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of SatixFy Communications Ltd. on Form F-4, Amendment No. 2, File No. 333-267015, of our report dated March 30, 2022, which includes an explanatory paragraph as to Endurance Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of Endurance Acquisition Corp. as of December 31, 2021 and for the period from April 23, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

September 20, 2022